VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 16, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Mr. Oh:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Staff”) to Jay Stamper on May 22, 2015, for the Registration Statements on Form N-2 for Voya Prime Rate Trust (“Registrant”) filed on April 24, 2015. Our summary of the comments made to the Prospectuses and Statement of Additional Information and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

1. GENERAL

a.                                      Comment:                                     We note that material portions of the filings are incomplete, e.g., fee table and Trading and NAV Information. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:                                        As discussed with the Staff, the Registrant will not be filing a pre-effective amendment but will forward a marked copy of the prospectus prior to filing the post-effective amendment.

b.                                      Comment:                                     Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:                                        This comment is not applicable to this filing.

c.                                       Comment:                                     Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.

Response:                                        This comment is not applicable to this filing.

2. Cover Pages — Items 1 and 2

Comment:                                     Please provide the dealer prospectus delivery obligations disclosure required by Item 2.3.

Response:                                        This comment is not applicable to this filing.

PROSPECTUS

3. Prospectus Summary (page 1)

a.                                      Comment:                                     In the last paragraph under “Other Investment Strategies and Policies” on page 2 please add disclosure that the 20% includes the 15% that may be invested in investments denominated in OECD currencies other than the U.S. dollar as described in the second paragraph under “Non-U.S. and Non-Canadian Issuers” on page 4 of the summary.

Response:                                        The Registrant will revise the disclosure as requested.

b.                                      Comment:                                     The first paragraph under “Principal Investment Strategies” on page 2 states that the fund will invest 80% of its net assets in “Senior Loans.” The third paragraph then explains that this may be done by purchasing a portion of the overall loan or through the use of derivatives.  Therefore, please include at least a brief description of derivatives risk in the summary where appropriate. Please also disclose the applicable percentage that may be invested in derivatives or disclose that there is no limit on these investments.

Response:                                        The Registrant will include “Derivative Instruments” risk and “Credit Default Swaps” risk under “Principal Risks.”  However, the Registrant believes the current disclosure with respect to the fund’s use of derivatives is appropriate.

4. What You Pay to Invest — Trust Expenses (page 5)

a.                                      Comment:                                     In the fee table on page 5, please reconcile the management fee provided in the fee table with the breakout of the fee described in footnote 1, i.e., the fee table measures fees based on net asset value, but footnote 1 refers to “Managed Assets.”

Response:                                        While the other expenses included in the table entitled “Fees and Expenses of the Trust” are based on “average net assets” the calculation of the fund’s management fee is based on “Managed Assets” and therefore the Registrant included footnote 1 to clarify for shareholders.

b.                                      Comment:                                     In the fee table on page 5, if no waiver is in effect, then please delete the line items “Fee Waivers/Reimbursements/Recoupment” and “Net Annual Expenses” as well as footnote 3. If on the other hand, a waiver is in effect and results in lower net annual expenses, then please disclose the actual limit amount in the fee table and in footnote 3. Please also include the expense limitation agreement as an exhibit to the filing.

Response:                                        The fund does have an expense limitation agreement in place for the fund. While the fund’s expenses, as of the fund’s most recent fiscal year end, do not exceed the expense limit the fund’s expenses could exceed the limit in the future and the Registrant feels it is important that shareholders are aware of this contractual obligation. Therefore, the Registrant prefers not revise the presentation of the table. Last, the expense limitation agreement was included in this fund’s registration statement filed on April 24, 2015, as Exhibit 25.2(k)7.

5. Investment Objective and Policies (page 10)

a.                                      Comment:                                     Please provide the disclosure required by Item 8.2.a. where appropriate in the prospectus.

Response:                                        The Registrant will revise the first paragraph of the section entitled “Investment Objective” to indicate that the investment objective is fundamental. The disclosure already appears in other appropriate sections of the prospectus.

b.                                      Comment:                                     Please expand the caption of item 3 under Investment Objective to also reflect “temporary defensive posture” or add a separate caption for the second sentence. In addition, please add disclosure stating that when the fund has taken a defensive posture, it may not meet its investment objective.

Response:                                        The Registrant believes the current disclosure is appropriate as the caption for Item 3 indicates types of securities that are part of the fund’s other investment strategies.  The additional sentence is only meant to indicate that these types of securities would also be used in the event of a temporary defensive event. In addition, additional information regarding temporary or defensive positions is found on page 4 of the prospectus and includes the disclosure stating that in such a position the fund may not achieve its investment objective.

c.                                       Comment:                                     With regard to the use of derivatives, please review the fund’s principal investment strategies and principal risks disclosure (beginning on page 15) to ensure that the information is not generic or standardized and describes the actual derivative instruments that the fund intends to use to achieve its investment objective and the principal risks associated with them. See Barry Miller Letter to the ICI dated July 30, 2010.  For example, the third paragraph under “Senior Loans” on page 10, describes the use of derivatives including “participations, credit-linked notes, credit default swaps, and total return swaps.” However, aside from a brief description of derivatives risk on page 16, the risk factors section only provides further risk disclosure on credit default swaps on page 15.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the disclosure is in compliance with the guidance referenced above. However, the Registrant will continue to review the disclosures and consider revisions for future filings.

d.                                      Comment:                                     Please note that if the fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the fund operates.

Response:                                        The Registrant appreciates the Staff’s note regarding asset segregation when engaging in total return swaps and also looks forward to any future guidance the Staff may provide.

e.                                       Comment:                                     The prospectus disclosure also indicates that the fund will use credit default swaps. If the fund will write credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response:                                        The Registrant confirms that if the fund writes credit default swaps it will segregate the full notional amount of the credit default swap.

f.                                        Comment:                                     For the credit facility described on page 15, please disclose the identity of the credit facility provider.

Response:                                        The Registrant appreciates the Staff’s comment but does not believe this disclosure is required by Form N-2.

g.                                       Comment:                                     Under “Effects of Leverage” on page 18, please add that the total returns set forth in the table are “net of expenses” per Item 8.3.b.(3).

Response:                                        The Registrant appreciates the Staff’s comment but believes the current prospectus disclosure is in compliance with Item 8.3.b.(3) as the item indicates that the prospectus should include a table illustrating the effect on return to a common stockholder of leverage (using senior securities) in the format illustrated by Form N-2 in Item 8, using the captions provided, that includes the term “net of expenses” which the Registrant has included in the table found on page 19 of the prospectus.

6. Investment Management and Other Service Providers (page 24)

a.                                      Comment:                                     Please provide the disclosure required by Item 9.3 regarding control persons.

Response:                                        The Registrant appreciates the Staff’s comment but this Item does not apply to the Registrant as the Registrant does not have any control persons.

b.                                      Comment:                                     For any entities that provide significant administrative or business management services, please provide a description of the services provided and compensation to be paid pursuant to Item 9.1.d. (see Exhibit 25.2(k)1).

Response:                                        The administrative services provided by the entity in Exhibit 25.2(k)1 have now been transferred to the Investment Adviser and are described in the first paragraph of the section entitled “The Investment Adviser.”  For additional information regarding the transfer of these services please also see the last paragraph of the section entitled “Management Fee” that describes the amended and restated Investment Management Agreement.  The amended and restated Investment Management Agreement will be filed as an exhibit to the Registrant’s post-effective amendment.

7.                                      Comment:                                     With respect to the Repurchase of Common Shares described on page 32, please confirm whether there is a repurchase plan in place, and if so, to please provide a copy of the plan to the staff.

Response:                                        The Registrant confirms that the fund does not have a repurchase plan.

8.                                      Comment:                                     Please confirm that there are no legal proceedings that should be disclosed pursuant to Item 12.

Response:                                        The Registrant confirms that there are no legal proceedings with respect to the fund that should be disclosed pursuant to Item 12.

9. Table of Contents for Statement of Additional Information (“SAI”) (page 36)

Comment:                                     Please reconcile and revise the table of contents provided in the prospectus with the table of contents that actually appears in the SAI.

Response:                                        The Registrant will revise the table of contents currently found in the prospectus to match the table of contents of the fund’s SAI.

PART C

10.                               Comment:                                     Please provide all applicable expenses as required by Item 27 and persons controlled by or under common control with the registrant as required by Item 28.

Response:                                        The Registrant appreciates the Staff’s comment but this Item does not apply to the Registrant as the Registrant does not have any control persons.

11. Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

*****************************************

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

Cc:                             Huey P. Falgout, Jr.

Voya Investments, LLC

Elizabeth J. Reza, Esq.

Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 16, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Mr. Oh:

Voya Prime Rate Trust (the “Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management

Attachment

cc:                                Elizabeth J. Reza, Esq.

Ropes & Gray LLP